September 22, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Registration Statement on Form S-1 (File No. 333-133302) Response to SEC Staff Comments dated June 7, 2006

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 7, 2006 regarding our filing referenced above. Where applicable, our responses indicate the additions or revisions we included in the second pre-effective amendment to our Form S-1 registration statement (the “Registration Statement”) as filed with the SEC on the date hereof (“Amendment No. 2”), four courtesy copies of which are being provided. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We would like to bring the staff’s attention to two items that resulted in the correction of KBR’s prior period financial statements. We refer you to page 53 and Note 4 on page F-13 of Amendment No. 2 for a complete discussion of the adjustments related to (1) a 1997 acquisition by DML and (2) the operating results of the Escravos GTL project in the first quarter of 2006 (arising from our failure to follow existing internal controls and procedures for estimating project cost changes, which we have identified as a material weakness in KBR’s internal controls). See also our related disclosure in Risk Factors on page 15 of Amendment No. 2.

We respectfully request that the staff review Amendment No. 2 and our responses to its comments at its earliest convenience. Please advise us as of any further comments as soon as possible.

General

1.	We note your response to comment two of our letter dated May 12, 2006 and reissue this comment with respect to the third and fourth bullet points. In this regard, we note that the narrative descriptions contained in the glossary appear to be more appropriate for disclosure in the body of your prospectus where the relevant term is first used. We also note that you rely on acronyms in defining many terms, which requires that an investor learn a new vocabulary in order to read your prospectus.

RESPONSE: We have revised the disclosure in Amendment No. 2 to (i) eliminate many of the terms from the glossary that are seldom used or have meanings apparent from their context in Amendment No. 2, and (ii) reduce the use of acronyms and instead use the complete terms in Amendment No. 2.

Prospectus Summary, page 1

2.	We note your response to comment seven of our letter dated May 12, 2006 and reissue this comment. In this regard, we note that the disclosure in this section under the headings “Our Company,” “Our Competitive Strengths,” and “Our Business Strategy” continues to be very detailed and too lengthy for summary disclosure, as it merely repeats entire portions of your business section.

RESPONSE: We have revised the disclosure under “Prospectus Summary” on pages 1, 2, 3 and 4 of Amendment No. 2 to further shorten our summary disclosure by eliminating the more specific discussion of our business, competitive strengths and strategy that are covered elsewhere in Amendment No. 2. As a result of these changes, and the revisions made in the first pre-effective amendment to the Registration Statement, we have shortened the discussion under “Our Company,” “Our Competitive Strengths” and “Our Business Strategy” by two pages.

Risk Factors, page 11

3.	We note your response to comment 11 of our letter dated May 12, 2006 and we reissue this comment as it applies to risk factors one, three, four, five and 10. In this regard, we note that the subheadings used to introduce the several risks that follow are too general and often too narrowly drafted to adequately describe all of the risks that are discussed in the risk factor. For example, the subheading to risk factor 10 does not address certain of the significant risks arising under your revolving credit facility.

RESPONSE: We have revised the disclosure on pages 10, 12, 13, 14, 15, 16 and 21 of Amendment No. 2 by expanding the subheadings to summarize or reference all risks described in the disclosure following the subheading.

4.	We note your response to comment 14 of our letter dated May 12, 2006. Please revise to disclose the risk associated with being a “controlled company” under a separate subheading. Please also revise to clearly explain the risk to an investor.

RESPONSE: We have revised the disclosure to include a separate risk factor on page 28 of Amendment No. 2 under the heading “We will be a “controlled company” under the rules of the New York Stock Exchange and, as a result, we will qualify for, and intend to rely on, exemptions from some of the corporate governance requirements of the New York Stock Exchange. Accordingly, our stockholders will not have as many corporate governance protections as stockholders of some other publicly traded companies.” We have also added similar disclosure on pages 101 and 102 of Amendment No. 2.

5.	We note your response to comment 20 of our letter dated May 12, 2006 and reissue this comment. In this regard, we note that governmental policy regarding indemnification may override your private agreement and, therefore, the indemnification provided by your agreement may not be available to your company. Since there has been no determination as to whether this policy will be applied in your case, it appears that the possibility it will be applied represents a material risk to your company.

RESPONSE: We have revised the disclosure to include a risk factor on page 20 of Amendment No. 2 under the heading “The SEC and/or the DOJ could take the position that our indemnification from Halliburton for FCPA Matters is not enforceable as a result of being against governmental policy.”

6.	We note your response to comment 22 of our letter dated May 12, 2006 and we have the following comments:

•	Please revise risk factor 13 to disclose your response.

RESPONSE: We have revised the disclosure beginning on page 22 of Amendment No. 2 to add the following language:

“Our projects are frequently awarded through a competitive bidding process, which is standard in our industry. We are constantly competing for project awards based on pricing and the breadth and technological sophistication of our services. Any increase in competition or reduction in our competitive capabilities could have a significant adverse impact on the margins we generate from our projects or our ability to retain market share.”

•	Please revise risk factors 15, 16, and 17 to clearly explain how these risks specifically apply to your company.

RESPONSE: We have revised the disclosure on page 23 of Amendment No. 2 to explain how these risks specifically apply and, in addition, have combined former risk factors 16 and 17.

Dividend Policy, page 34

7.	We note the disclosure in the last sentence of the third paragraph in the section entitled “Liquidity and Capital Resources” on page 52. Please disclose the fact that you intend to pay a dividend to Halliburton prior to the completion of your offering and the amount of that dividend. In addition, please disclose how you intend to finance the payment of this dividend.

RESPONSE: As disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 61 of Amendment No. 2, our revolving credit facility was amended to permit a dividend to Halliburton of up to $300 million. The amended facility provides flexibility to pay such a dividend in advance of the offering. We expect to pay a $300 million dividend to Halliburton with available cash prior to the completion of the offering. Accordingly, we have revised the disclosure under “Dividend Policy” on page 36 of Amendment No. 2 as follows:

“We expect to pay a $300 million dividend to Halliburton prior to the completion of this offering with available cash. This dividend is reflected in our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus as a reduction in member’s equity. Other than this dividend, we do not intend to declare or pay dividends on our common stock in the foreseeable future.”

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 37

8.	We note your response to comment 72 of our letter dated May 12, 2006. On page F-20, you state that during the first quarter of 2006 the Revolving Credit Facility was amended to allow for the payment of dividends up to $300 million, prior to an initial public offering, to your parent, Halliburton. Please clarify whether you have any planned distributions to owners. If not, please disclose why you requested the amendment to the credit facility. See SAB Topic 1:B.3.

RESPONSE: As discussed in our response to Comment #7, we plan to pay a dividend to Halliburton in the amount of $300 million prior to the completion of the offering. Accordingly, we have revised our unaudited pro forma condensed consolidated financial statements on pages 39-44 of Amendment No. 2 to reflect the anticipated dividend.

9.	For adjustment (g), please disclose precisely how you computed the adjustment amount for each period presented.

RESPONSE: We expect that a portion of our indebtedness owed to subsidiaries of Halliburton under subordinated intercompany notes will be repaid at the time of the offering with a combination of net proceeds from the offering and available cash from other sources permitted under our revolving credit facility, as disclosed on page 60 of Amendment No. 2. Therefore, pro forma adjustment (g) (now pro forma adjustment (f) in Amendment No. 2) reflects the reduction of a portion of the intercompany interest expense, to the extent that our intercompany indebtedness is repaid, for the year ended December 31, 2005 and the six months ended June 30, 2006. We have revised the referenced note to our unaudited pro forma condensed consolidated financial statements on page 44 of Amendment No. 2 as follows:

“Reflects a reduction in interest expense of $     million and $     million for the six months ended June 30, 2006 and for the year ended December 31, 2005, respectively, related to the repayment of a portion of our existing indebtedness owed to subsidiaries of Halliburton under subordinated intercompany notes as described in Note (d). As a result, this reduction includes a portion of the intercompany interest expense recorded in the respective periods.”

10.	We note your response to comment 73 of our letter dated May 12, 2006. Please disclose that common shares to be used for general corporate purposes were not included in this pro forma information. Please also disclose why you have not included the impact of the newly revised cost-sharing agreements with Halliburton in your pro forma financial statements.

RESPONSE: We have revised the explanation of our unaudited pro forma condensed consolidated financial statements on page 39 of Amendment No. 2 to include the following:

“We have excluded from our computation of earnings per share any shares issued in this offering for which the proceeds will be used for general business purposes.”

and

“We intend to enter into transition services agreements with Halliburton immediately prior to completing the offering. While these agreements will be newly executed, the transition services covered will primarily represent those that have historically been provided to us by Halliburton and vice versa. The costs of these services have been and will continue to be charged to us based on Halliburton’s cost of providing the specific service. This also applies to services we provide to Halliburton. As the terms of the agreements would not materially change the historical amounts reflected in our financial statements, we have not given effect to these agreements in the following pro forma condensed consolidated financial statements.”

11.	Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please provide this reconciliation in a note to your pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

RESPONSE: We have included a reconciliation that will show historical EPS to pro forma EPS for the year ended December 31, 2005 and for the six months ended June 30, 2006 in our unaudited pro forma condensed consolidated financial statements on pages 41 and 42.

12.	Please disclose in a note to your pro forma financial statements how your pro forma income from continuing operations and EPS would change if you had used the separate return method for income tax purposes rather than the pro rata method.

RESPONSE: We have added the following Note to our unaudited pro forma condensed consolidated financial statements on page 43 of Amendment No. 2:

“Note 1. Income Taxes

Our income tax expense is calculated on a pro rata basis. Under this method, income tax expense is determined based on our operations and their contributions to income tax expense of the Halliburton consolidated group. A second method which is available for determining tax expense is the separate return method. Under the separate return method, our income tax expense is calculated as if we had filed tax returns for our own operations, excluding other Halliburton operations. If we had calculated income tax expense from continuing operations using the separate return method as of January 1, 2005, our income tax expense from continuing operations recorded in 2005 would have been $154 million resulting in an effective tax rate of 35%. In addition, our income from continuing operations would have been $238 million, or $             per diluted share, for the year ended December 31, 2005. Income tax expense from continuing operations for the six months ended June 30, 2006 would have been $3.9 million resulting in an effective tax rate of (110)% under the separate return method. In addition, our income from continuing operations would have been $29 million, or $             per diluted share, for the

six months ended June 30, 2006. Similarly, if we had calculated income tax expense from discontinued operations using the separate return method as of January 1, 2005, the income tax expense recorded in 2005 would have been $11 million resulting in an effective tax rate of 25%. In addition, our income from discontinued operations would have been $33 million, or $             per diluted share, for the year ended December 31, 2005. Income tax expense from discontinued operations for the six months ended June 30, 2006 would have been $49 million, resulting in an effective tax rate of 35% under the separate return method. In addition, our income from discontinued operations would have been $89 million, or $             per diluted share, for the six months ended June 30, 2006.”

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 38

13.	Please tell us why you reversed the amount of member’s equity through accumulated other comprehensive loss rather than reducing member’s equity, or revise your pro forma balance sheet as necessary.

RESPONSE: The referenced amount was mistakenly entered in the wrong line of the balance sheet. We have revised the disclosure on page 40 of Amendment No. 2 to reflect the amount in the correct line.

Executive Summary, page 43

14.	We note your response to comment 58 of our letter dated May 12, 2006. Please quantify the amount of stock-based compensation included in your estimate of public company expenses.

RESPONSE: We have revised the disclosure on page 47 of Amendment No. 2 to update for our latest estimate of public company expenses and to disclose the amount of estimated stock-based compensation expense. The revised disclosure is as follows:

“We anticipate incurring approximately $13 million annually of additional cost of services and approximately $27 million annually of additional general and administrative expense associated with being a separate publicly traded company, including approximately $13 million of expense for stock-based compensation.”

Commitments and Other Contractual Obligations, page 56

15.	We note your response to comment 37 of our letter dated May 12, 2006. Given that your table of contractual cash obligations represents the actual amount of obligations and other long-term liabilities as of March 31, 2006, please include the estimated interest payments on all of the debt amounts recorded debt at March 31, 2006. Please disclose any assumptions you made to derive these amounts. Please consider providing a note to the table which discusses your planned use of proceeds and the impact of this planned use of proceeds on your table of contractual obligations.

RESPONSE: We have revised the disclosure on page 64 of Amendment No. 2 to reflect amounts in the table as of December 31, 2005 and to include the estimated interest payments on all debt amounts included in the table. We have provided additional disclosure in footnotes (a) and (b) to the table. Footnote (b) explains the impact of the expected use of proceeds as follows:

“We expect to repay a portion of this indebtedness with a combination of net proceeds from this offering and available cash from other sources that are permitted to be used for this purpose under our Revolving Credit Facility. Please read ‘Use of Proceeds.’”

Intellectual Property, page 84

16.	We note your disclosure in the second paragraph regarding your license rights. Please file the agreements pursuant to which you license these rights as exhibits to your registration statement or explain to us why these agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: The license agreements referenced in our disclosure under “Business—Intellectual Property” on page 93 of Amendment No. 2 were entered into from time to time as part of the ordinary course of our business. Our business and operations are not dependent upon the technology rights licensed under any of these respective agreements. In the event our rights under any particular agreement were terminated, we could continue to provide the same types of services we currently offer our customers through the use of technologies obtained under available alternative arrangements or, alternatively, we expect the impact on our results of operations as a result of the loss would be immaterial. Accordingly, we do not believe any of these agreements are required to be filed under Item 601(b)(10) of Regulation S-K.

Legal Matters, page 140

17.	We note your response to comment 69 of our letter dated May 12, 2006 and we reissue this comment, as the revised disclosure does not appear to clarify which “legal matters” Baker Botts will pass upon.

RESPONSE: We have revised the disclosure on page 150 of Amendment No. 2 as follows:

“The validity of the shares of common stock offered hereby will be passed upon for us by Baker Botts L.L.P., Houston Texas.”

Financial Statements

Consolidated Statements of Operations, page F-3

18.	We note your response to comment 71 of our letter dated May 12, 2006. Though it may be appropriate to include equity in earnings (losses) of unconsolidated affiliates in operating income (loss) if your equity investments are integral to your operations, it is not clear how you determined that all of your equity investments are integral to your operations. For each of the significant equity method investments listed in Note 18, please tell us how you determined they are integral to your operations. Paragraph 79 of FASB Concept Statement No. 6 states that revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations. In light of this, please also address how you determined it is appropriate to include the equity in earnings (losses) of unconsolidated affiliates in revenues for each of these entities. Please refer to the Current Developments in the Division of Corporation Finance Presentation given at the 30th Annual AICPA SEC Conference held on December 11, 2002.

RESPONSE: As disclosed in Amendment No. 2, we pursue many of our projects through joint ventures and alliances with other industry participants. We enter into these arrangements with other industry participants in order to reduce and diversify risk, increase the number of opportunities that can be pursued, capitalize on the strengths of each party and the relationships of each party with different potential customers, and allow for greater flexibility in choosing the preferred location for our services based on the greatest cost and geographical efficiency. Our joint ventures and alliances are integral to our ability to serve customers and execute projects, which is central to our operations.

•	TSKJ is an unconsolidated joint venture formed to design and construct large scale projects in Nigeria. As discussed on page 1 of Amendment No. 2, we have designed and constructed, alone or with joint venture partners, more than half of the world’s operating LNG production capacity over the past 30 years. Gas monetization, including LNG, is one of our competitive strengths. We have built or are currently building (or expanding) LNG projects in eight countries. TSKJ is integral to our operations and we received and expect to continue to receive cash flows from periodic distributions based on joint venture project milestones.

•	Brown & Root Condor Spa (BRC) primarily executes oil and gas production facilities and civil infrastructure projects, including hospitals and office buildings, in Algeria. Oil and gas production projects is another competitive strength, as discussed on page 74 of Amendment No. 2, and is integral to our operations. In addition, we received and expect to continue to receive cash flows from periodic distributions from BRC.

•	Combisa was created to build an offshore floating, storage, production and offloading oil and gas facility in the Bay of Campeche in the Gulf of Mexico. Constructing oil and gas production facilities, onshore as well as offshore, is integral to our operations. The offshore platform that was constructed by our Combisa joint venture was integral to our operations and we received cash flows from periodic distributions.

•	The JK Group has engineered and constructed two gas processing plants and related pipelines in Algeria. We are a leading EPC-CS service provider to upstream and downstream energy sectors with global, large-scale execution capabilities. Our gas processing expertise, which we consider a competitive strength, includes feasibility studies, gas processing plant design, low temperature gas separation and purification, liquefied petroleum gas recovery, enhanced oil recovery, liquid hydrogen recovery and refinery fuel gas processing. The plants constructed by the JK Group are integral to our operations and we received and expect to receive additional cash flows in connection with these joint venture projects.

•	Adrail is a general partnership registered in Australia and was created for the purpose of constructing a railroad between Alice Springs and Darwin in Australia. Our G&I division performs construction activities as well as provides services for governmental infrastructure customers. Construction is integral to our operations primarily as a component of our EPC projects and we received cash flows related to the construction of this joint venture project.

Based on the analysis above, we believe it is appropriate to include the equity in earnings (losses) of each of these unconsolidated affiliates in revenues.

19.	In the first quarter of 2006, you recorded a $26 million impairment charge related to your Adrail investment. Please disclose which financial statement line item includes this charge.

RESPONSE: We previously included the $26 million impairment charge in “Cost of Services” in our condensed consolidated statement of operations. However, based on further review, we have concluded that this charge is more appropriately reflected in “Equity in earnings (losses) of unconsolidated affiliates, net.” Accordingly, we have revised our financial statements to reclassify the charge and have revised the disclosure on page F-44 of Amendment No. 2 as follows:

“In the first quarter of 2006, we recorded a $26 million (unaudited) impairment charge. In addition, in the first six months of 2006, we recorded $7 million (unaudited) in losses related to our Adrail investment and made approximately $7 million (unaudited) in advances to this joint venture. This impairment charge is included in Equity in earnings (losses) of unconsolidated affiliates, net in the Consolidated Statement of Operations.”

Note 7. Business Segment Information, page F-15

20.	We note your response to comment 82 of our letter dated May 12, 2006. You state that your divisions generate revenue and incur expenses through the pursuit of various types of business activities including, but not limited to, a wide range of engineering, construction, operations and maintenance, logistics and project management services. Given this wide range of services, we have difficulty understanding how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations primarily at the division level. Please provide us with all of financial information provided to your chief operating decision maker for each of the last three years and the 2006 interim period.

RESPONSE: In a memorandum dated August 29, 2006, we provided the staff with the following response to this comment:

“As indicated in our letter dated May 26, 2006, KBR’s Chief Operating Decision Maker (CODM) through March 31, 2006 was Andy Lane, the Executive Vice President and

Chief Operating Officer of KBR’s parent, Halliburton Company. Mr. Lane became the CODM for KBR in September 2004 when he became KBR’s Chief Executive Officer. Mr. Lane retained the CODM role for KBR following his appointment as Halliburton Company Chief Operating Officer in December 2004.

In April 2006, Bill Utt was named President and Chief Executive Officer of KBR. Consequently, Mr. Utt is now serving as the CODM of KBR.

Since late 2004, the financial information and other materials provided to KBR’s CODM to allow him to assess the performance of the business segments have been consistent on a monthly basis. Further, since SFAS No. 131 provides that reportable segments should reflect the enterprise’s current internal organization structure, we believe that three years of voluminous financial information would not be relevant to the determination of KBR’s segments today. Therefore, we have supplementally provided, on a confidential basis, more recent representative samples of the financial information KBR’s CODM receives rather than the complete materials for three years.

Although we provide a wide range of services, our business is focused on projects. Our CODM has established pricing and risk analysis parameters for our significant projects that apply before bids and final acceptance. The business segment leaders review the results of these major projects as part of the Executive Leadership Team (ELT) presentations described below. The CODM is able to assess performance and make decisions regarding the allocation of resources for our wide range of services based upon our two reported segments because, at any point in time, a relatively few number of projects and joint ventures constitute a substantial part of our operations. Further, the major project list changes constantly. For example, for the six months ended June 30, 2006, nine projects represented approximately 58% of our total revenues. Similarly, these nine projects made up a significant portion of our operating income. These nine projects were reviewed in the June 2006 ELT presentation provided to the staff as described below in response to this comment.

On a monthly basis, we prepare and distribute to the CODM a financial report internally referred to as the “White Book.” We believe the White Book presents our two business segments – Energy & Chemicals and Government & Infrastructure – in a manner consistent with how our CODM views KBR, and business decisions about KBR’s operating matters are made on this basis. We are supplementally providing the staff, on a confidential basis, the March 31, 2006 and June 30, 2006 White Books (see Tab 1 of the enclosed binder) as representative of the information provided each month. Because of the repetitive nature of these materials, we have provided two months as a representative sample. Other months could also be provided if requested.

We are also supplementally providing the staff, on a confidential basis, copies of the following other financial information provided to the CODM:

•	KBR’s 2006 through 2008 annual business plan approved by Mr. Lane (see Tab 2 of the enclosed binder).

•	KBR’s projections for 2006 through 2008 prepared in connection with securing our $850 million credit facility approved by Mr. Lane and described in the Registration Statement (see Tab 3 of the enclosed binder).

•	KBR’s April 2006 reforecast of the 2006 annual business plan approved by Mr. Lane, and the July 2006 reforecast of the 2006 business plan approved by Mr. Utt (see Tab 4 of the enclosed binder).

•	In June and August 2006, special presentations were prepared for Mr. Utt by the two segment leaders to introduce and familiarize Mr. Utt with each segment’s strategic “tenets” (product lines or other areas of strategic initiative) and their respective management teams. We have included the financial materials from the August 2006 meeting, reflecting operating results for July 2006, as representative of the information Mr. Utt received at both meetings (see Tab 5 of the enclosed binder). Beginning in September, Mr. Utt intends for the ELT meetings to return to their normal format, which is described further below.

•	Financial information presented to the ELT on a normal monthly basis to monitor the business (see Tabs 6, 7 and 8 of the enclosed binder). These presentations, the format of which has been relatively consistent on a month-to-month basis, were made by:

•	Accounting & Finance organization;

•	Energy & Chemicals (“E&C”); and

•	Government & Infrastructure (“G&I”).

As a representative sample, we have provided the monthly financial information presented to Mr. Lane, Mr. Utt (after he joined the company) and other members of the KBR ELT for the March 31, 2006 and June 30, 2006 results.

•	KBR’s March 2006 and June 2006 “Management’s Discussion and Analysis”, which are consistently-formatted documents provided quarterly to the KBR ELT and Halliburton to describe the financial and operational results of KBR, its segments and its projects (see Tab 9 of the enclosed binder).

We also have an incentive bonus plan for eligible employees of KBR which includes three pools of eligible participants: the E&C pool, the G&I pool and the Corporate pool. The bonus for the E&C segment and the G&I segment are based solely upon each division achieving a pre-established annual threshold of financial (EVA-based) performance along with a measure for overall KBR performance. The plan participants in G&I are rewarded solely on total results for the G&I segment and KBR in total; there are no subcategories whereby any group within the G&I segment can achieve an incentive bonus and other groups do not. Likewise, the E&C plan participants’ incentive bonus is solely based upon the total results for the E&C segment and KBR in total. The plan for corporate participants is similarly designed but based upon the achievement of targeted financial performance by KBR as a whole.

In connection with this incentive compensation plan, KBR’s CODM reviews the EVA results on a monthly basis for the G&I segment, the E&C segment and total KBR during the ELT review. These results are included in Tabs 6, 7 and 8 of the enclosed binder on slides designated as “CVA” and “NOVA”.

We believe the above financial information is consistent with the White Book presentation and demonstrates that KBR’s CODM views KBR and makes business decisions about KBR’s operating matters based on two business segments – Energy & Chemicals and Government & Infrastructure.

We are also supplementally providing the staff, on a confidential basis, copies of preliminary unaudited Condensed Consolidated Statements of Operations, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows for KBR Holdings, LLC, as well as the Business Segment Information Footnote to the financial statements, in each case presenting information for the six months ended June 30, 2006 and June 30, 2005, or as of June 30, 2006 or December 31, 2005, respectively (see Tab 10 of the enclosed binder).

We are submitting the enclosed binder as supplemental information to the staff in paper format and not electronically via EDGAR. We have requested confidential treatment for the materials contained in the enclosed binder pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of these materials pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.”

In addition, we provided the staff with the following response in a memorandum dated September 12, 2006:

“Background

KBR is a wholly owned subsidiary of Halliburton. KBR’s Chief Operating Decision Maker (CODM) through the completion of the March 31, 2006 financial statements was Andy Lane, the Executive Vice President and Chief Operating Officer of KBR’s parent, Halliburton Company. Mr. Lane became the CODM for KBR in September 2004 when he became KBR’s Chief Executive Officer. Mr. Lane retained the CODM role for KBR following his appointment as Halliburton Company Chief Operating Officer in December 2004. In April 2006, Bill Utt was named President and Chief Executive Officer of KBR and is now serving as CODM of KBR.

KBR Executive Leadership Team

The KBR Executive Leadership Team (ELT) is led by Bill Utt (formerly Andy Lane). ELT members include Bruce Stanski, Executive Vice President – G&I Segment; John Rose, Executive Vice President – E&C Segment (formerly Lou Pucher); Andrew Farley, Senior Vice President General Counsel (formerly Jim Lehmann); Cedric Burgher,

Senior Vice President, Chief Financial Officer; Klaudia Brace, Senior Vice President, Administration/Human Resources; and Jay Gann, Vice President and Chief Accounting Officer. The ELT meets monthly generally for one day although two days are periodically necessary to review all agenda items. ELT meetings are structured to allow the CODM (currently Mr. Utt and formerly Mr. Lane) to review the historic and projected results of the G&I and E&C segments with the segment leaders as well as allowing the functional leaders to review, discuss and seek the CODM’s decision on significant matters of common interest. Additional subjects may be reviewed by the ELT as needed. For example, during 2004, 2005 and 2006, KBR has been implementing a new ERP system, SAP; accordingly, periodic presentations have been made to the ELT regarding the status of the implementation.

The ELT functions in a manner similar to a monthly staff meeting for the CODM. All presentations are directed toward the CODM who provides comments, action items, and directives to the ELT members for their follow-up. The ELT does not allocate resources or determine compensation. As described further in the section titled “Decisions regarding Capital Expenditures and Compensation,” the CODM’s approval is required for significant resource allocation and compensation matters. In certain cases, individual ELT members must make recommendations to the CODM.

During the ELT meetings, the G&I segment leader, Bruce Stanski, and the E&C segment leader, John Rose, present the actual operating results, working capital analysis and current projections for their respective segments to the CODM. Significant projects are also specifically reviewed. Tenet leaders (as described below) have not historically presented or attended the ELT meetings. The only exceptions whereby tenet leaders did attend and make presentation to the ELT occurred during June and August of 2006 shortly after Mr. Utt became the CODM of KBR. After his participation in the April ELT meeting, Mr. Utt requested that each segment leader present more than a one- to two-hour high level review and that a day-long, in-depth review of significant projects (pursuit and execution) be performed by each segment. At those meetings, special presentations were made to introduce and familiarize Mr. Utt with the business in general. At their discretion, the segment leaders chose to present to Mr. Utt each segment’s strategic tenets and division business units (as described in the following section) and their respective management teams. Beginning in September, Mr. Utt has indicated he intends for the ELT meeting presentations and segment leaders to cover the pursuit and execution of major significant projects and G&A expense information.

Tenets or Division Business Unit Leadership

The G&I and the E&C segment leaders have the discretion to manage their respective segments as they deem appropriate, and each is managed differently. For example, the G&I segment is managed by a group of tenet leaders each of whom reports to Bruce Stanski. The G&I Tenets are Contingency and Homeland Operations (CHOPS), Maritime, Asia Pacific (APAC), Europe & Africa (E&A), Design & Construct (D&C) and Operations & Maintenance (O&M). Project managers report either directly or indirectly to a tenet leader.

Tenets are groupings of specific projects by product line or areas of strategic initiative. Each tenet has a manager. The tenet managers are primarily charged with understanding/defining short and long-term market-focused strategies, market /client development, and in the case of G&I, project execution.

In contrast, the E&C segment has both tenets (same as described above) and division business units. The E&C Tenets are Upstream, Downstream, and Consulting and Emerging Technology. The division business units are Technology, Engineering, Procurement, EPC/EPCM, Construction/Commissioning/Start-up, Subsidiary Operations, Consulting and Quality, Health & Safety as well as various cost centers. Each division business unit has a manager (see Annex A for an illustration of E&C Tenets and Division Business Units.) The E&C Division Business Units are primarily charged with project execution and cost management. Project managers within the E&C segment report directly or indirectly to a division business unit manager.

We have attached the organization charts for Bill Utt’s, Bruce Stanski’s (G&I segment) and John Rose’s (E&C segment) organizations as Annex B. As shown on the organization charts, each G&I tenet leader directly reports to Bruce Stanski, Executive Vice President, G&I segment. Likewise each division business unit reports to John Rose, Executive Vice President of the E&C segment. Both Bruce Stanski and John Rose report directly to the CODM. The tenet leaders and the division business unit leaders are not directly accountable to and do not report to or maintain regular contact with the CODM to discuss operating activities, financial results, forecasts or plans.

Tenet managers and division business unit leaders can approve projects, allocate resources and determine compensation within a specified approval limit, which is generally limited to fixed-price projects with revenues of $1 million or less and reimbursable projects with revenue of $5 million or less (see Annex C for project approval matrix).

KBR Executive Inquiry Review (IRC) and Executive Pricing Review Committee(PRC)

The purpose of the KBR Executive IRC is to approve the pursuit of prospective projects. The purpose of the KBR Executive PRC is to review formal proposals or offers by KBR before they are submitted to the customer. These committees do not allocate resources or approve compensation toward the execution of awarded projects as a part of their review of potential future business.

The KBR Executive IRC/PRC reviews and approves the pursuit of fixed-price projects greater than $25 million and reimbursable projects greater than $50 million. The committee members are the KBR Chief Executive Officer, KBR Chief Financial Officer, KBR General Counsel, Senior Vice President Administration, the G&I segment leader or the E&C segment leader, as applicable, and the Senior Vice President Government and Customer Affairs – G&I or Vice President Sales & Marketing – E&C, as applicable.

The KBR Executive IRC/PRC meets biweekly or more frequently as required. Although the volume of potential projects reviewed by the Executive IRC/PRC can vary from period to period, we estimate that 15 – 30 proposals for G&I and 40 proposals for E&C are reviewed by the KBR Executive IRC/PRC annually.

Following is a summary of the KBR Executive IRC/PRC approval matrix based on the project size and pricing risk (i.e. fixed price or reimbursable). A full project approval matrix for KBR is included as Annex C.

Expected Revenue to KBR
Proposal Size	Fixed Price (US $ million)	Reimbursable (US $ million)
Super Major	> $250	> $250
Large Major	> $100 to $250	> $150 to $250
Major	> $25 to $100	> $50 to $150

Within KBR, the KBR Executive IRC must approve all prospects considered “Major” or larger. The KBR Executive PRC, followed by the Halliburton Chief Operating Officer, Chief Financial Officer and General Counsel, must approve all “Major” proposals. Above the “Major” proposal level, the KBR Executive PRC reviews and recommends the approval of the proposal to the Halliburton Chief Executive Officer for “Large Major” proposals, and the Halliburton Board of Directors in the case of “Super Major” proposals.

KBR is currently updating its policies including its approval matrices to reflect Bill Utt is the CODM who replaced Mr. Lane (a Halliburton employee) and in contemplation of separation from Halliburton. As a practical matter, KBR will not send requests to Halliburton for project approval, compensation approval, capital expenditure approval or other matters for Halliburton’s approval without first obtaining the approval from Mr. Utt. Likewise, Halliburton will not consider a request for approval without first having obtained the approval of Mr. Utt.

Decisions regarding Capital Expenditures and Compensation

The annual capital expenditure budget is approved by the CODM (currently Mr. Utt and formerly Mr. Lane) and is also subject to the approval of the Halliburton and its Board of Directors. Within the allocated segment’s capital budgets, the segment leaders have the discretion/authority to reallocate the actual capital expenditures as they occur during the year up to the annual approved budget amount for each segment. The G&I and E&C segment leaders cannot exceed their approved capital budget unless specific prior approval is obtained from the CODM and Halliburton. Although, not yet specified in our written policy, KBR first seeks approval from the CODM prior to seeking approval from Halliburton. The G&I and the E&C segment leaders can approve individual expenditures up to $2 million. The KBR CEO and CFO together with the Halliburton COO and CFO must approve expenditures greater than $2 million up to $10 million. Expenditures greater than $10 million must be approved by Halliburton’s CEO (up to $25 million) or Board of Directors (greater than $25 million).

Likewise, recommendations regarding annual compensation increases are made by various supervisors throughout KBR through an annual “People, Performance, Results” (PPR) process and approved as a part of the annual budgeting process. Outside of the annual budgeting process, the segment leaders have approval authority for compensation matters for personnel below the $150,000 base pay level. Above that level, the CODM would approve off-cycle compensation matters. In some instances, further approvals by the Halliburton Company CEO and the Halliburton Board may also be required.

Summary

As described more fully in our letter to the staff dated August 29, 2006, we believe that KBR has two segments, E&C and G&I. KBR’s CODM reviews financial information to allocate resources and assess performance for these two segments (examples of which have been previously submitted to the staff). Balance sheet and consistent income statement information for levels below these two segments do not exist because we do not run our business at this level, and it would take considerable time and effort to create them. In addition, the G&I segment leader and the E&C segment leader report directly to KBR’s CODM to discuss operating activities, financial results, forecasts and plans for the segments. Tenet and division business unit leaders are not directly accountable to, do not report to or maintain regular contact with KBR’s CODM to discuss operating activities, financial results, forecasts or plans.

During our phone conversation on September 6, 2006, the staff requested that KBR determine how to provide more visibility of financial results below KBR’s two reported segments. With respect to the staff’s request, we are proposing additional disclosure in our MD&A regarding revenues, operating income and backlog for the following four aggregated groups of projects: (1) our projects that support the U. S. Government in the Middle East (which includes our projects in Iraq already disclosed), (2) the DML partnership (a part of the Maritime Tenet) within the G&I segment, (3) an aggregation of our Gas Monetization projects (which are included in the Upstream Oil & Gas Tenet referenced in Annex A), and (4) an aggregation of our Offshore projects (which are included in the Upstream Oil & Gas Tenet referenced in Annex A) within the E&C segment.

For the year ended December 31, 2005, Gas Monetization projects, Offshore projects, our projects supporting the U.S. Government in the Middle East and DML generated revenues of $304 million [as updated in this memorandum], $463 million, $5,966 million and $863 million respectively, or 75% [as updated in this memorandum] of KBR’s consolidated revenues. Although revenue results vary year over year, the aggregate of these project groups contributed similar percentages to KBR’s consolidated revenues for the years 2004 and the six-month period ended June 30, 2006 and 2005. For the year ended December 31, 2003, these four project groups represented 64% [as updated in this memorandum] of KBR’s consolidated revenues. These four project groups also contributed significantly to KBR’s operating income (losses) for each of these periods. The quantification of each group’s contribution to KBR’s consolidated operating income (loss) is difficult to express as a percentage of KBR’s consolidated results due to the consolidated losses that occurred in certain of these periods.

We believe that disclosure of these project groups is helpful to the reader for the following reasons:

a) Included in our projects supporting the U.S. Government in the Middle East are our operating results and backlog of our Iraq operations which we have historically disclosed as they represent a large percentage of our G&I segment’s as well as KBR’s overall operating results. In addition, we expect changes in our Middle East operations in 2007 and thereafter as we expect to bid on the LogCap IV projects in 2006 that will replace the LogCap III contract under which we have been operating in the reported periods.

b) The DML partnership within our G&I segment has earned higher profit margins historically. DML also requires the largest portion of KBR’s ongoing capital expenditure needs beyond corporate IT.

c) The successful acquisition and completion of Gas Monetization projects is a key strategic focus for our current and future operations. We have previously disclosed elsewhere in our S-1 that the design and construction of Gas Monetization facilities represents a core competency of our business and is key to our business strategy and future operating results.

d) The most significant Offshore projects KBR managed during the periods being disclosed were the Barracuda-Caratinga and Belanak projects. During 2003 and 2004 our offshore operations generated significant operating losses.

Please see Annex D for a draft of our proposed additional MD&A disclosure.”

We have revised the disclosure in Amendment No. 2 consistently with the draft revisions proposed in Annex D. In addition, we have expanded the table on page 54 under “Results of Operations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include revenue and operating income of the four project groups for the periods presented. We have also added the following disclosure on pages 47 and 73 of Amendment No. 2:

“Although we provide a wide range of services, our business in both our E&C segment and our G&I segment is heavily focused on major projects. At any given time, a relatively few number of projects and joint ventures represent a substantial part of our operations.”

Similar disclosure has been included on page F-16 of Amendment No. 2.

Note 13. Other Commitments and Contingencies

Foreign Corrupt Practices Act Investigations, page F-24

21.	We note your response to comments 88 and 90 of our letter dated May 12, 2006.

In Note 2 you state that your consolidated financial statements reflect all costs of doing business, including those incurred by Halliburton on your behalf. In Note 19, you state that costs for other services, including legal services and audit services, are primarily charged to KBR based on direct usage of the service. Your response to prior comment 73 also states that your consolidated financial statements include all material costs incurred by Halliburton on your behalf.

You state that investigations are being conducted into whether improper payments were made to government officials in Nigeria though the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. You also state that subpoenas were issued seeking information regarding current and former agents used in connection with multiple projects over the past 20 years located both in and outside of Nigeria in which you, The M.W. Kellogg Company, M.W. Kellogg Limited or their or your joint ventures were participants. The M.W. Kellogg Company was later merged with a Halliburton subsidiary to form Kellogg Brown & Root. Kellogg Brown & Root, a subsidiary of yours and successor to The M.W. Kellogg Company, has a 25% interest in the venture. The M.W. Kellogg Limited is a joint venture in which you have a 55% interest.

Given that the Foreign Corrupt Practices Act and Bidding practices investigations appear to directly relate to you and your subsidiaries, it is unclear why the investigation expenses would not be included on your financial statements. Please tell us the amount of the investigation expenses recorded by Halliburton for the year ended December 31, 2005 and the three months ended March 31, 2006 and explain to us your basis in GAAP for excluding them.

RESPONSE: The costs incurred under the foreign corrupt practices investigation (and the bidding practices investigation) were $6 million, $9 million, $8 million and $0 for the six months ended June 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. As discussed in our response letter dated May 26, 2006 to the Staff’s comment number 88, Halliburton determined in 2004 that legal and other costs incurred with respect to these matters would be funded by Halliburton and not charged to KBR. Prior to this decision and early in the investigation before the scope was known, two invoices totaling $1.5 million were charged to KBR in 2004 (which are included in the $8 million amount above for 2004).

Amendment No. 2 discloses the costs incurred by Halliburton as a result of the investigations in the footnotes to our consolidated financial statements. Footnote 20 in Amendment No. 2 - “Related Party Transactions” of Amendment No. 2 provides:

“Halliburton has incurred $6 million (unaudited), $9 million, $8 million and $0 for the six months ended June 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, for expenses relating to the FCPA and bidding practices investigations described in Note 14. In 2004, $1.5 million of the $8 million incurred was charged to us. Except for this $1.5 million, Halliburton has not charged these costs to us. These expenses were incurred for the benefit of both Halliburton and us, and we and Halliburton have no reasonable basis for allocating these costs between Halliburton and us.”

Similar language has been added in Footnote 14 in Amendment No. 2 – “Other Commitments and Contingencies” and in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 71 of Amendment No. 2.

These costs relate to investigating matters for which an allocation between Halliburton and KBR is not practicable. For example, the scope of the investigation has included interviews and reviews of records, correspondence and files of KBR and Halliburton personnel. Counsel has prepared memoranda for the SEC and the DOJ relating to both Halliburton and KBR, has reviewed and produced a substantial number of documents for the SEC and the DOJ from files of Halliburton and KBR and has prepared for and had multiple meetings with the DOJ and the SEC, in connection with which both Halliburton and KBR were the subject of the discussions. It is not possible to distinguish with respect to these tasks between the expenses incurred on behalf of Halliburton and the expenses incurred on behalf of KBR.

Because of: (a) our and Halliburton’s inability to meaningfully allocate these costs between us, (b) Halliburton’s determination to bear these legal costs, and (c) Halliburton’s indemnity of KBR for fines and other monetary penalties or direct monetary damages as a result of governmental claims related to these matters, we believe it is appropriate to disclose the costs of this investigation in notes to our consolidated financial statements, but it is not appropriate to include these costs in our consolidated statements of operations.

Note 16. Stock Incentive Plans

Presentation under Recently Adopted SFAS 123R, “Share-Based Payment,” page F-35

22.	Please disclose the effect of adopting SFAS 123(R) on all of the financial statement line items required by paragraph 84 of SFAS 123(R), which include cash flows from operating activities and cash flows from financing activities.

RESPONSE: We disclose the effect on our income from continuing operations before income taxes, income from continuing operations and net income from adopting FAS 123(R) in Note 17 in the notes to our consolidated financial statements on Page F-37 of Amendment No. 2. In addition, we have added the following disclosure related to cash flow on page F-37 of Amendment No. 2:

“There was no effect on our cash flow from operating or financing activities for the six months ended June 30, 2006 from the adoption of FAS 123(R).”

Note 25. Subsequent Events, page F-52

23.	We note your response to comment 97 of our letter dated May 12, 2006. Please disclose the information related to your transition services agreement and your tax sharing agreement that you provided on a supplemental basis.

RESPONSE: We have added the following disclosure on page F-55 of Amendment No. 2:

“The services to be provided under the transition services agreement between Halliburton and KBR are substantially the same as the services historically provided. Similarly, the related costs of such services will be substantially the same as the costs incurred and recorded in our historical financial statements. Further, the tax sharing agreement to be entered into in connection with the offering will contain substantially the same tax sharing provisions as included in our previous tax sharing agreements.”

Schedule II - Valuation and Qualifying Accounts, page II-6

24.	We note your response to comment 100 of our letter dated May 12, 2006. In your discussion of DCAA audit issues in Note 12, you state that approximately $55 million has been withheld as of December 31, 2005 and $51 million withheld as of March 31, 2006 related to Containers. Please clarify to us which contract this specifically relates to and whether any amounts have been reserved related to this issue. If so, tell us how this reserve is reflected in Annex A.

RESPONSE: We have provided as Annex A to the hard copy of this memorandum a supplemental response to this comment for which we have requested confidential treatment pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of the materials included in Annex A pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.

25.	For the LogCap contract, please tell us about the potential government challenges for which you have recorded a reserve. Specifically tell us the nature of the challenges, whether amounts have been withheld by the customer, and how you arrived at the estimated reserve amount. Please also explain to us the nature of the cost allocation issues and how you arrived at the estimated reserve amount.

RESPONSE: We have provided as Annex B to the hard copy of this memorandum a supplemental response to this comment for which we have requested confidential treatment pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of the materials included in Annex B pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.

Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.